UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 12, 2006, Vermilion announced participation in the Inaugural Oil and Gas Trust Symposium “An Educational Forum for Investors” - Worth Knowing on Monday, September 18, 2006 Calgary, Alberta.

On September 15, 2006, Vermilion announced the cash distribution of $0.17 per trust unit payable on October 13, 2006 and the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from 1.43771 to 1.44484.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: September 15 , 2006.

Exhibit A
Press Release Dated September 12, 2006
Vermilion Energy Trust Announces Participation in the Inaugural Oil and Gas Trust Symposium
“An Educational Forum for Investors” - Worth Knowing
Monday, September 18, 2006 Calgary, Alberta

Vermilion Energy Trust (VET.UN-TSX) is pleased to provide further information on the inaugural Oil and Gas Trust Symposium, which will feature the following topics and speakers:

“The Trust Structure” - Craig Natland, Tax Partner, KPMG, Calgary
“How Long is Long Enough? - Reserve Life Index” - Chris Kowalski, Vice President, McDaniel & Associates, Calgary, Menal Patel, Research Analyst, Oil & Gas Trusts, National Bank Financial, Calgary
“How to Win on Oil and Gas Trusts - Looking Beyond Yield” - Brian Prokop, Vice President, Oil & Gas Specialist, Institutional Sales, CanaccordAdams, Calgary
“How Sustainable are Those Distributions?” - Dr. Peter Chant, FCA, Partner, Deloitte & Touche, Toronto, Grant Hofer, Associate Director, Oil & Gas Royalty Trusts/Power & Energy, Infrastructure Trusts Analyst, ScotiaCapital, Calgary

These presentations will be repeated throughout the day, allowing interested investors to limit their presence at the Symposium to a few hours while still receiving the full benefit of attending. Vermilion would also like to invite all the symposium attendees to visit our booth, where members of the Trust’s management team will be available to discuss any questions specific to Vermilion Energy Trust.

In addition to the speakers listed above, a blue-ribbon panel will discuss “The Risks and Rewards of Trust Investing”, beginning at 3:15 p.m. Brett Harris, Calgary Bureau Chief of ROB TV, will moderate the panel discussion. The panel members include Mark Bridges, Analyst and Executive Director, Institutional Equity Research, Oil & Gas Trusts, CIBC World Markets, Calgary; Scott Jarvis, Portfolio Manager, SoundVest Capital Management Ltd., Ottawa; Glenn MacNeill, Vice President, Investments, Sentry Select Capital Corp., Toronto; and Judith Dwarkin, Chief Economist, RossSmith Energy Group, Calgary.

This exciting event is designed to provide the retail investment community, including investment advisors, wealth managers and individual investors, with a better understanding of the oil and gas royalty trust business model and what these companies do to ensure long-term returns to their stakeholders.

The Symposium is open to all members of the public. Event registration is $25.00 + GST. This registration fee includes lunch with senior management, binder documentation and delegate gift. A portion of the registration fees will be donated to Social Venture Partners, a Calgary-based charity that focuses on giving back to the community through a new approach to giving (www.svpcalgary.org).

For more information and to register (attendance is limited), please visit the Symposium’s web site at www.incometrustday.com

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

Press Release Dated September 15, 2006
Vermilion Energy Trust Announces $0.17 Cash Distribution for October 13, 2006 Payment Date
and Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on October 13, 2006 to all unitholders of record on September 29, 2006. The ex-distribution date for this payment is September 27, 2006. This will be the Trust’s 44th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.43771 to 1.44484. The increase will be effective on September 15, 2006. A “Notice of Retraction” must be received by Computershare by September 20, 2006 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on October 13, 2006.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution Opening Exchange Ratio	August 31, 2006

1.43771

Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”) (Including the Last Business Day Prior to the Distribution Payment Date)	$34.28073

Increase in the Exchange Ratio	0.00713
Effective Date of the Increase in the Exchange Ratio	September 15, 2006
Exchange Ratio as of the Effective Date	1.44484

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com